
10012953

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
JUN 23 2010
WASH, D.C.
193
SECTION

FORM 11-K

ANNUAL REPORT

[X]	**Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934**	or	[ ]	**Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934**
	For the fiscal year ended December 31, 2009			**For the transition period from __________ to __________**

Commission File Number 33-56828

Marathon Oil Company Thrift Plan
539 South Main Street
Findlay, Ohio 45840

MARATHON OIL CORPORATION

5555 San Felipe Road, Houston, TX 77056

Marathon Oil Company Thrift Plan

Financial Statements and Supplemental Schedule
December 31, 2009 and 2008

Marathon Oil Company
Thrift Plan
Index
December 31, 2009 and 2008

Note: Other schedules required by Section 2520.103–10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.



McCONNELL & JONES LLP
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of
Marathon Oil Company Thrift Plan:

We have audited the accompanying statement of net assets available for benefits of the Marathon Oil Company Thrift Plan (the "Plan") as of December 31, 2009 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McConnell & Jones LLP

Houston, Texas
June 21, 2010

3040 Post Oak Blvd., Suite 1600
Houston, TX 77056
Ph: 713.968.1600
Fax: 713.968.1601

WWW.MCCONNELLJONES.COM

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1201 Louisiana
Suite 2900
Houston TX 77002-5678
Telephone (713) 356 4000
Facsimile (713) 356 4717

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Marathon Oil Company Thrift Plan

In our opinion, the accompanying statement of net assets available for benefits presents fairly, in all material respects, the net assets available for benefits of Marathon Oil Company Thrift Plan (the "Plan") at December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

June 26, 2009

Marathon Oil Company
Thrift Plan
Statements of Net Assets Available for Benefits
December 31, 2009 and 2008

	2009	2008
Assets		
Investments, at fair value	$ 2,360,246,590	$ 1,986,266,132
Receivable:		
Other	419,873	-
Total assets	2,360,666,463	1,986,266,132
Net assets reflecting investments at fair value	2,360,666,463	1,986,266,132
Adjustment from fair value to contract for fully benefit-responsive investment contracts	(13,416,733)	940,954
Net assets available for benefits	$ 2,347,249,730	$ 1,987,207,086

The accompanying notes are an integral part of these financial statements.

Marathon Oil Company
Thrift Plan
Statement of Changes in Net Assets Available for Benefits
December 31, 2009

Additions:	
Additions to net assets attributed to:	
Investment income:	
Net appreciation in fair value of investments	$ 298,956,263
Interest	28,911,164
Dividends	23,635,923
	351,503,350
Contributions:	
Participants	99,936,712
Employer	61,423,284
Rollovers and direct plan transfers	26,989,140
	188,349,136
Total additions	539,852,486
Deductions:	
Deductions from net assets attributed to:	
Benefits paid to participants	179,809,842
Total deductions	179,809,842
Net increase	360,042,644
Net assets available for benefits:	
Beginning of year	1,987,207,086
End of year	$ 2,347,249,730

The accompanying notes are an integral part of these financial statements.

1. Description of Plan

The following brief description of the Marathon Oil Company Thrift Plan (the "Plan") provides only general information. Participants should refer to the Summary Plan Description or the Plan Document for a more complete description of the Plan's provisions.

General
The Plan is a defined contribution thrift savings plan. The Plan covers substantially all regular and casual employees of (1) Marathon Oil Company (the "Company"), a wholly owned subsidiary of Marathon Oil Corporation, (2) employees participating in the Retirement Plan of the Company, and (3) employees participating in the Marathon Petroleum Company LLC ("MPC") Retirement Plan (excluding employees of Speedway SuperAmerica LLC - a wholly owned subsidiary of MPC). In order to participate in the Plan, employees must have one year of vesting service and be 21 years or older. An eligible employee may participate in the Plan by making contributions to the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

Contributions
Participants may elect to make contributions from 1 percent to a maximum of 18 percent of their gross pay consisting of after-tax contributions, or 1 percent to a maximum of 25 percent of their gross pay consisting of pre-tax contributions or a combination of both. In addition, catch up contributions are allowed under the Plan, which allow for additional contributions for participants who have attained age 50 before the close of the Plan year as permitted under the Internal Revenue Code (the "Code"). An active participant may make any combination of after-tax and pre-tax payroll contributions provided that the participant does not exceed the maximums permitted under the Code or the limits set forth in the Plan document.

The contributions of "highly compensated employees" are subject to additional limitations pursuant to the provisions of Code Sections 401(k) and 401(m). Compensation of a participant taken into account under the Plan is limited to $245,000 for 2009, as provided in Code Section 401(a)(17).

Participants may also make rollover contributions or direct-plan transfer contributions of qualified distributions from the qualified plans of the Company, its subsidiaries, its affiliates, and any other qualified plans or individual retirement accounts ("IRA") upon specific authorization and subject to such terms and conditions as set forth by the plan administrator.

To the extent that the Company had accumulated earnings and profits, the Company matched on a dollar for dollar basis each participant's after-tax or pre-tax contributions to the Plan up to an aggregate of 7 percent of each participant's gross pay during 2009 and 2008.

Valuation of Participant Accounts
Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contributions and (b) Plan earnings (losses) based on the participant's relative investment holdings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting
Participants are fully and immediately vested in their contributions plus actual earnings thereon. Participants become fully vested in the Company contributions, plus actual earnings thereon, in any of the following ways: upon retirement under the Retirement Plan of the Company or the MPC Retirement Plan as then in effect; at death; after three years of service with the Company or a participating employer; or upon attainment of age 65.

Participant Loans
Participants may borrow from their fund accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. The loans are collateralized by the balance in the participant's account and bear interest rates that currently range from 3.25 percent to 9.50 percent, determined in accordance with plan provisions. Principal and interest is paid ratably through payroll deductions for active employees and through coupon payments for participants not receiving pay and retirees.

Payment of Benefits
On termination of service, unless a participant elects otherwise or as required by the Code, a participant will receive a lump-sum amount equal to the value of the participant's vested interest in his or her account. The participant alternatively may elect to defer the commencement of benefits until a date no later than the April 1, immediately following the calendar year in which such participant attains age 70-1/2. In accordance with the provisions of the Code, mandatory distributions greater than $1,000 require automatic rollover to an IRA for participants who fail to make an active election otherwise available under the Plan. A retired member or a spouse beneficiary member may withdraw, during any year, all or any portion of the remaining balance in his or her account, provided that no withdrawal of less than $500 be made, unless it constitutes the entire remaining balance. Such withdrawals are limited to a maximum of four in a Plan year. An installment settlement option is available to retired participants, active participants (currently employed) who are at least age 70-1/2 and spouse beneficiary participants. A participant may elect to receive his or her benefit on an installment basis with a minimum of three annual installments and the maximum number of annual installments equal to the remaining actuarial life expectancy of the participant at the time of commencement of benefits. Each participant shall designate a beneficiary or beneficiaries to receive his or her Plan benefit upon the participant's death. Active participants or participants with accounts in suspense are eligible to withdraw a portion of their after-tax, rollover or vested Company matching amounts subject to the provisions of the Plan.

Forfeitures
Nonvested participants whose services with the Company have been terminated will forfeit their entire Company-matching contribution and earnings thereon when either of the following takes place: (1) they remove their participant contributions from the Plan, or (2) they do not regain employment within five years of termination. Company contributions and earnings thereon are eligible for reinstatement, should a member be rehired prior to the limitation indicated under the Plan. Total forfeitures of $111,343 for the year ended December 31, 2009, were used to reduce employer matching contributions made to the Plan.

Investment Options
Upon enrollment in the Plan, a participant may direct employee contributions in any of the funds provided by the Plan.

2. Summary of Significant Accounting Policies

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The statement of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Investment Valuation and Income Recognition
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes gains and losses on investments bought and sold as well as held during the year.

Payment of Benefits
Benefits are recorded when paid.

Administration of Plan Assets
All costs, expenses, and fees incurred in administering the Plan, to the extent not paid by the Company, are incurred by the participants. Fees or charges for investment management services are not paid by the Company but are borne by the participants electing such services. Any taxes applicable to the participants' account are charged or credited to the participants' account by Fidelity Investments Institutional Operations Company, Inc. ("Fidelity", the "Trustee").

The Stable Value Fund (the "Fund") is managed by Fidelity Management Trust Company ("FMTC") pursuant to a trust agreement. Any fees charged by FMTC are deducted from the interest earned by Plan members in the Fund. The total amount of fees charged for 2009 in connection with the Fund was $1,121,867.

3. Accounting Standards

Recently Adopted

The Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") "Fair Value Measurements and Disclosures: *"Investments in Certain Entities That Calculate Net Asset Value ("NAV") per Share (or Its Equivalent)*" was issued in September 2009. This ASU provides guidance on using the NAV per share provided by investees to estimate the fair value of an alternative investment. This ASU is effective for periods ending after December 15, 2009. The adoption of the provisions of this update did not impact the Plan's financial statements.

In May 2009, subsequent event accounting standards were issued by the FASB, establishing the accounting of and disclosure standards for events that occur after the balance sheet date but before financial statements are issued or available to be issued. An amendment was issued in February 2010 which clarified which entities are required to evaluate subsequent events and the scope of the disclosure requirements related to subsequent events. The adoption of this accounting standard did not impact the Plan's financial statements.

In April, 2009, the FASB issued guidance for determining fair value when the volume and level of activity for the asset or liability have significantly decreased and guidance on identifying circumstances that indicate a transaction is not orderly. The provisions of this guidance are effective for periods after June 15, 2009. The adoption of this guidance did not impact the Plan's financial statements.

Not Yet Adopted

In January 2010, the FASB issued a standard to improve disclosures about fair value measurements. The additional disclosures required include 1) the different classes of assets and liabilities measured at fair value; 2) the significant inputs and techniques used to measure Level 2 and Level 3 assets and liabilities for both recurring and nonrecurring fair value measurements; 3) the gross presentation of purchases, sales, issuances and settlements for the rollforward of Level 3 activity; and 4) the transfers in and out of Levels 1 and 2. The provisions to the standard are effective for reporting periods beginning after December 15, 2009, except for the gross presentation of purchases, sales, issuances, and settlements for the rollforward of Level 3 activity. These provisions are effective for periods beginning after December 15, 2010.

4. Fair Value Measurements

The fair value measurement accounting literature establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. There are three approaches for measuring the fair value of assets and liabilities: the market approach, the income approach and the cost approach, each of which includes multiple valuation techniques. This hierarchy consists of three broad levels:

- Level 1 inputs consist of unadjusted quoted prices in active markets for identical assets and liabilities and have the highest priority;
- Level 2 inputs consist of quoted prices for similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in inactive markets, or inputs other than quoted prices that are observable for the asset or liability, or inputs that are derived principally from or corroborated by observable market data by correlation or other means;
- Level 3 inputs are unobservable and significant to the fair value measurement and have the lowest priority.

The Plan's investments are reported at fair value in the accompanying statement of net assets available for benefit. The methods used to measure fair value may produce an amount that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. The following provides a description of the valuation techniques employed for each major plan asset category at December 31, 2009 and 2008.

Interest-bearing cash – Interest-bearing cash includes cash on deposit and investments in money market mutual funds that invests mainly in short-term instruments and cash, both of which are valued using a market approach and are considered Level 1 in the fair value hierarchy. The money market mutual funds are valued at the NAV of shares held.

Common stock – Is valued using a market approach at the closing price reported in an active market and is therefore considered Level 1.

Mutual funds – Investments in mutual funds are valued using a market approach at the NAV of shares held. The NAV is generally based on prices from a public exchange, which is normally the principal market on which a significant portion of the underlying investments are traded, and is considered Level 1.

Common Collective Trusts ("CCTs") – Investment in CCTs are valued using a market approach at the NAV of units held, but investment opportunities in such funds are limited to institutional investors on behalf of defined contribution plans. A significant portion of the underlying investments are mainly publicly traded. This investment is considered Level 2.

Other – A fund which primarily invest in several investment contracts issued by insurance companies and other approved financial institutions, and other short-term investments. The Fund is valued using a market and cost approach as described in Note 6. This investment is considered Level 2.

Participant loans – Participant loans are valued at amortized cost, which approximates fair value. The loans are secured by each respective participant's account balance. This investment is considered Level 3.

The following tables set forth by level, within the fair value hierarchy, the Plan's assets at fair value:

Assets at Fair Value as of December 31, 2009

	Level 1	Level 2	Level 3	Total
Mutual funds:				
International funds	$ 71,678,822	$ -	$ -	$ 71,678,822
Value funds	117,227,614	-	-	117,227,614
Bond funds	132,472,838	-	-	132,472,838
Other funds	155,543,548	-	-	155,543,548
Blend funds	295,904,617	-	-	295,904,617
Growth funds	297,290,962	-	-	297,290,962
Total mutual funds	$ 1,070,118,402	$ -	$ -	$1,070,118,402
Interest-bearing cash*	40,771,870	-	-	40,771,870
Common/collective trusts	-	72,486,344	-	72,486,344
Common stock	228,848,342	-	-	228,848,342
Other - SICs	145,924,228	762,991,650	-	908,915,878
Participant loans	-	-	39,105,754	39,105,754
Total assets at fair value	$ 1,485,662,842	$835,477,994	$ 39,105,754	$2,360,246,590

*Include money market funds

Assets at Fair Value as of December 31, 2008

	Level 1	Level 2	Level 3	Total
Interest-bearing cash*	$ 158,941,947	$ -	$ -	$ 158,941,947
Mutual funds**	776,676,327	1,567,163	-	778,243,490
Common stock	216,280,002	-	-	216,280,002
Other - SICs	798,220,526	-	940,954	799,161,480
Participant loans	-	-	34,580,167	34,580,167
Total assets at fair value	$ 1,950,118,802	$ 1,567,163	$ 35,521,121	$1,987,207,086

*Include money market funds

**Fidelity US Equity Index Fund part of a common/collective trust

The following table sets forth a summary of changes in the fair value of the Plan's Level 3 assets for the year ended December 31, 2009.

	Level 3 Assets
	Year Ended December 31, 2009
	Participant Loans
Balance, beginning of year	$ 34,580,167
Purchases, sales, issuances and settlements (net)	4,525,587
Balance, end of year	$ 39,105,754

The following table sets forth a summary of changes in the fair value of the Plan's Level 3 assets for the year ended December 31, 2008.

	Level 3 Assets		
	Year Ended December 31, 2008		
	Synthetic Investment Contracts	Participant Loans	Total
Balance, beginning of year	$ (6,001,810)	$ 35,491,124	$ 29,489,314
Purchases, sales, issuances and settlements (net)	6,942,764	(910,957)	6,031,807
Balance, end of year	$ 940,954	$ 34,580,167	$ 35,521,121

5. Investments

The following presents individual investments that represent 5 percent or more of the Plan's net assets available for benefits at:

	December 31,	
	2009	2008
Rabobank Nederland MTH040701*	$ 123,236,863	$ 199,784,827
Interest-Bearing Cash-Fidelity Institutional Cash Portfolios	145,924,228	122,092,774
Natixis Financial Products Wrapper Contract 1203-03*	190,743,516	199,784,857
State Street Bank & Trust Company Boston 107029*	190,760,714	199,807,505
Marathon Oil Corporation Common Stock	228,848,342	216,280,002
Chase Manhattan Bank Wrapper Contract AMarathon-2-07*	258,250,557	199,784,291

* SICs are investments included in the Fund compromised of underlying assets and wrapper contracts (used as liquidity guarantees).

During 2009, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $298,956,263 as follows:

Mutual funds	$261,366,622
Common stock	37,589,641
	$298,956,263

6. Stable Value Fund

The Fund investment option provides investments with guaranteed interest rates, while allowing for diversification. The Fund invests primarily in investment contracts issued by insurance companies and other approved financial institutions, and other short-term investments. The Fund comprised approximately 38 percent and 46 percent of total Plan investments at December 31, 2009 and 2008, respectively.

At December 31, 2009 and 2008 the Plan held SICs of $749,574,917 and $799,161,480, respectively, recorded at contract value. A SIC is comprised of two components, an underlying asset and a wrapper contract. The wrapper contract guarantees the SIC's contract value. The underlying asset is valued at representative quoted market prices. The wrapper contract is valued by using replacement cost methodology. If there is a rebid with the same rate, the wrapper value is zero. On the other hand, if there is a rebid with a revised rate, an annual calculation is performed using the revised rate and the total present value of rebid determined. The present value of the rebid is the value of the wrapper contract. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The remaining assets of $145,924,228 and $122,092,774 held by the Fund at December 31, 2009 and 2008 respectively, are invested in cash equivalents, for which the stated cost approximates fair value.

The fair values of the SICs held within the Fund at December 31, 2009 and 2008 were $762,991,650 and $798,220,526 respectively, as determined based on the market values of the contracts' underlying securities plus any accrued income.

The following presents the fair value, adjustment to contract value, and the major credit rating of each individual SIC held within the Fund at December 31, 2009 and 2008:

December 31, 2009	Fair Value	Adjustment to Contract Value	S&P* Credit Rating
Rabobank Nederland Wrapper Contract MTH040701	$ 123,236,863	$ (2,167,044)	AAA
Natixis Financial Products Wrapper Contract 1203-03	190,743,516	(3,354,106)	A+
State Street Bank & Trust Boston Wrapper Contract 107029	190,760,714	(3,354,408)	AA-
Chase Manhattan Bank Wrapper Contract AMarathon-2-07	258,250,557	(4,541,175)	AA-
	$ 762,991,650	$ (13,416,733)	

December 31, 2008	Fair Value	Adjustment to Contract Value	S&P* Credit Rating
State Street Bank&Trust Boston Wrapper Contract 107029	$ 199,555,132	$ 252,373	AA
Chase Manhattan Bank Wrapper Contract AMarathon-2-07	199,555,132	229,159	AA-
Rabobank Nederland Wrapper Contract MTH040701	199,555,131	229,696	AAA
Natixis Financial Products Wrapper Contract 1203-03	199,555,131	229,726	A+
	$ 798,220,526	$ 940,954	

* Standard and Poors

The Fund portfolio's average yield for 2009 and 2008 was 2.89 percent and 4.52 percent, respectively. The portfolio's crediting rate at December 31, 2009 and 2008 was 2.33 percent and 3.72 percent, respectively. The crediting rate formula is used to convert market value changes in the underlying assets into income distributions. Using the crediting rate formula, an estimated future market value is calculated by compounding the current market value at the current yield to maturity for a period equal to duration. The contract crediting rates associated with the SICs are typically reviewed and reset, if needed, on a quarterly basis. Wrapper contracts provide a guarantee that the crediting rate will not fall below zero percent. The crediting rate may be affected by many factors, including purchases and redemptions by participants, but the precise impact depends on whether the market value of the underlying assets is higher or lower than the contract value of those assets.

A wrap issuer may terminate a wrapper contract at any time. A wrap issuer may also terminate a wrapper contract if FMTC investment management authority over the Fund is limited or terminated as well as if all of the terms of the wrapper contract fail to be met. In addition, wrapper contracts limit the ability of the Fund to transact at contract value upon the occurrence of certain events (e.g. complete or partial termination of the plan, early retirement program, or the Plan's failure to qualify under Section 401(a) or Section 401(k) of the Code). However, the plan administrator believes the occurrence of these types of events is not probable.

7. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31, 2009
Net assets available per the financial statements	$2,347,249,730
Adjustment from fair value to contract for fully benefit-responsive investment contracts	13,416,733
Net assets available for benefits per the Form 5500	$2,360,666,463

8. Related-Party Transactions

Shares of Marathon Oil Corporation common stock may be purchased directly from Marathon Oil Corporation or on the open market. During 2009, all shares of the Marathon Oil Corporation common stock were purchased on the open market.

Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

9. Plan Termination

Although it has not expressed any interest to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts

10. Tax Status

The Internal Revenue Service has determined and informed the plan administrator by letter dated May 7, 2003, that the Plan, as amended, meets the requirements of Code Section 401(a), and is not subject to tax under present income tax law. The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan's tax counsel believe that the Plan, as amended, is designed and is currently being operated in compliance with the applicable requirements of the Code.

11. Risks and Uncertainties

The Plan provides for various investment options. These investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is possible that changes in the near or long term could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Year Ended December 31, 2009

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
*	Marathon Oil Corporation	Marathon Common Stock - 7,330,184 shares	$ 223,274,884	$ 228,848,342
	Investment Trust Shares			
*	Fidelity Trend Fund	Investment Company - 3,317 shares	147,732	186,602
*	Fidelity Select Computers	Investment Company - 5,304 shares	184,254	241,823
*	Fidelity Select Electronics	Investment Company - 8,165 shares	287,372	338,847
*	Fidelity Select Consumer Staples	Investment Company - 39,879 shares	2,248,225	2,424,234
*	Fidelity Ginnie Mae Fund	Investment Company - 135,655 shares	1,510,731	1,539,687
*	Fidelity Investment Grade Bond Fund	Investment Company - 257,238 shares	1,783,857	1,810,956
*	Fidelity Select Software & Computer Services	Investment Company - 10,132 shares	608,686	769,084
*	Fidelity Intermediate Bond Fund	Investment Company - 630,149 shares	6,316,980	6,396,016
*	Fidelity Select Air Transportation	Investment Company - 4,440 shares	159,303	141,422
*	Fidelity Capital & Income Fund	Investment Company - 447,756 shares	3,609,477	3,859,656
*	Fidelity Mortgage Securities	Investment Company - 7,468 shares	79,986	78,192
*	Fidelity Select Gold	Investment Company - 166,232 shares	5,727,418	7,119,705
*	Fidelity Select Biotechnology	Investment Company - 12,643 shares	747,171	827,992
*	Fidelity Select Energy Service	Investment Company - 82,601 shares	5,876,167	4,802,402
*	Fidelity Select Insurance	Investment Company - 6,974 shares	376,258	275,888
*	Fidelity Select Retailing	Investment Company - 3,114 shares	116,548	133,638
*	Fidelity Government Income Fund	Investment Company - 2,068,090 shares	21,594,085	21,487,452
*	Fidelity Cash Reserves	Investment Company - 5,546,220 shares	5,546,220	5,546,220
*	Fidelity Select Energy	Investment Company - 210,888 shares	9,955,452	9,310,684
*	Fidelity Select Leisure	Investment Company - 6,981 shares	513,286	464,247
*	Fidelity Select Healthcare	Investment Company - 17,141shares	1,955,910	1,828,736
*	Fidelity Select Technology	Investment Company - 23,388 shares	1,381,492	1,765,067
*	Fidelity Select Utilities Growth	Investment Company - 10,346 shares	562,212	462,671
*	Fidelity Select Financial Services	Investment Company - 21,037 shares	1,436,392	1,220,541
*	Fidelity Select Defense & Aerospace	Investment Company - 64,254 shares	4,609,880	3,882,845
*	Fidelity Select Brokerage	Investment Company - 15,406 shares	917,109	730,993
*	Fidelity Select Chemical	Investment Company - 28,070 shares	1,978,364	2,112,568

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Year Ended December 31, 2009

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
*	Fidelity Select Telecommunications	Investment Company - 11,425 shares	$ 450,392	$ 457,324
*	Fidelity Select Home Finance	Investment Company - 14,563 shares	329,791	159,899
*	Fidelity Europe	Investment Company - 23,129 shares	826,978	681,610
*	Fidelity Pacific Basin Fund	Investment Company - 42,675 shares	1,115,424	866,309
*	Fidelity Real Estate Investment	Investment Company - 159,862 shares	4,032,750	3,222,819
*	Fidelity Convertible Securities Fund	Investment Company - 95,051 shares	2,106,281	2,072,102
*	Fidelity Canada	Investment Company - 352,204 shares	16,439,258	17,074,857
*	Fidelity Telecommunications & Utilities	Investment Company - 22,578 shares	399,495	316,540
*	Fidelity Asset Manager 50%	Investment Company - 329,032 shares	5,156,902	4,557,092
*	Fidelity Worldwide Fund	Investment Company - 59,916 shares	1,074,332	962,846
*	Fidelity Asset Manager 70%	Investment Company - 353,007 shares	5,448,170	5,058,585
*	Fidelity Asset Manager 20%	Investment Company - 230,708 shares	2,800,686	2,763,883
*	Fidelity New Markets Income Fund	Investment Company - 238,339 shares	3,291,078	3,582,680
*	Fidelity Focused Stock Fund	Investment Company - 30,075 shares	289,374	330,830
*	Fidelity Global Balanced Fund	Investment Company - 50,767 shares	1,056,211	1,020,916
*	Fidelity International Capital Appreciation	Investment Company - 51,560 shares	645,401	584,693
*	Fidelity Small Cap Independence	Investment Company - 57,755 shares	1,037,761	803,953
*	Fidelity Large Cap Stock Fund	Investment Company - 64,207 shares	970,079	962,467
*	Fidelity Small Cap Stock Fund	Investment Company - 226,105 shares	3,725,672	3,604,116
*	Fidelity Europe Capital Appreciation Fund	Investment Company - 37,112 shares	882,885	658,369
*	Fidelity Nordic Fund	Investment Company - 42,928 shares	1,637,822	1,175,358
*	Fidelity Asset Manager 85%	Investment Company - 34,157 shares	374,214	397,927
*	Fidelity Latin America Fund	Investment Company - 353,415 shares	14,974,830	18,324,584
*	Fidelity Japan Fund	Investment Company - 41,381 shares	624,373	418,778
*	Fidelity Southeast Asia Fund	Investment Company - 218,983 shares	6,642,221	5,568,748
*	Fidelity China Region Fund	Investment Company - 264,326 shares	6,534,196	7,372,050
*	Fidelity Select IT Services	Investment Company - 983 shares	12,749	17,531

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Year Ended December 31, 2009

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
*	Fidelity Select Medical Equipment & Systems	Investment Company - 106,689 shares	$ 2,372,746	$ 2,610,681
*	Fidelity Four-In-One Index Fund	Investment Company - 32,814 shares	758,504	796,077
*	Fidelity Japan Smaller Companies Fund	Investment Company - 36,228 shares	440,351	301,413
*	Fidelity Mega Cap Stock	Investment Company - 55,819 shares	544,980	491,207
*	Fidelity Strategic Income Fund	Investment Company - 529,468 shares	5,419,333	5,723,544
*	Fidelity Small Cap Discovery Fund	Investment Company - 23,899 shares	340,883	371,397
*	Fidelity Spartan Total Market Index Fund	Investment Company - 280,484 shares	9,383,999	8,854,887
*	Fidelity Spartan Extended Market Index Fund	Investment Company - 658,958 shares	19,340,283	20,032,313
*	Fidelity Spartan International Index Fund	Investment Company - 1,220,703 shares	41,103,005	40,832,515
*	Fidelity Intermediate Gov't Income Fund	Investment Company - 87,712 shares	932,295	936,765
*	Fidelity High Income Fund	Investment Company - 326,169 shares	2,557,414	2,759,389
*	Fidelity Fifty	Investment Company - 84,482 shares	1,466,721	1,270,608
*	Fidelity Select Automotive	Investment Company - 10,996 shares	219,992	346,152
*	Fidelity Select Multimedia	Investment Company - 3,091 shares	125,967	105,490
*	Fidelity Select Medical Delivery	Investment Company - 30,217 shares	1,425,456	1,300,525
*	Fidelity Select Banking	Investment Company - 49,651 shares	876,796	757,175
*	Fidelity Select Industrial Materials	Investment Company - 23,890 shares	1,087,277	1,289,560
*	Fidelity Select Industrial Equipment	Investment Company - 10,602 shares	244,539	269,824
*	Fidelity Select Construction & Housing	Investment Company - 10,749 shares	391,852	312,571
*	Fidelity Select Transportation	Investment Company - 7,857 shares	310,886	309,099
*	Fidelity Select Natural Gas	Investment Company - 226,843 shares	8,536,553	7,152,361
*	Fidelity Select Natural Resources	Investment Company - 169,304 shares	5,208,147	4,816,712
*	Fidelity Select Industrials	Investment Company - 6,657 shares	130,981	120,694
*	Fidelity Select Environmental Services	Investment Company - 3,422 shares	49,669	53,206
*	Fidelity Select Consumer Industries	Investment Company - 211 shares	3,414	3,958
*	Fidelity Select Communications Equipment	Investment Company - 22,067 shares	370,564	458,107
*	Fidelity Select Pharmaceutical	Investment Company - 22,479 shares	238,808	244,570

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Year Ended December 31, 2009

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
*	Fidelity Retirement Money Market	Investment Company - 2,532,756 shares	$ 2,532,756	$ 2,532,756
*	Fidelity Retirement Govt. Money Market	Investment Company - 26,311,739 shares	26,311,739	26,311,739
*	Fidelity Spartan 500 Index Fund	Investment Company - 1,622,592 shares	62,724,860	63,978,802
*	Fidelity US Bond Index Fund	Investment Company - 371,066 shares	4,027,160	4,103,993
*	Fidelity Large Cap Value Fund	Investment Company - 152,316 shares	1,941,053	1,483,557
*	Fidelity Mid Cap Value Fund	Investment Company - 220,957 shares	2,856,501	2,821,622
*	Fidelity Large Cap Growth Fund	Investment Company - 63,100 shares	572,328	513,001
*	Fidelity US Equity Index Fund	Investment Company - 43,902 shares	1,626,511	1,673,998
*	Fidelity Mid Cap Growth Fund	Investment Company - 25,918 shares	283,018	257,628
*	Fidelity Inflation-Protected Bond Fund	Investment Company - 81,838 shares	898,838	915,674
*	Fidelity Floating Rate High Income	Investment Company - 91,134 shares	825,524	857,575
*	Fidelity Total Bond Fund	Investment Company - 42,948 shares	422,845	449,667
*	Fidelity Real Estate Income	Investment Company - 46,174 shares	380,622	425,263
*	Fidelity Select Wireless	Investment Company - 276,139 shares	1,702,667	1,866,696
*	Fidelity Blue Chip Value	Investment Company - 60,748 shares	771,985	605,049
*	Fidelity Nasdaq Composite Index	Investment Company - 16,520 shares	386,337	496,750
*	Fidelity Strategic Dividend & Income Fund	Investment Company - 44,003 shares	516,723	419,788
*	Fidelity Focused High Income	Investment Company - 5,398 shares	44,855	49,501
*	Fidelity International Real Estate Fund	Investment Company - 99,414 shares	1,343,251	874,841
*	Fidelity Small Cap Growth	Investment Company - 42,954 shares	584,027	533,486
*	Fidelity Small Cap Value Fund	Investment Company - 38,837 shares	470,443	492,458
*	Fidelity International Small Cap Opportunities	Investment Company - 46,237 shares	625,080	396,714
*	Fidelity Strategic Real Return	Investment Company - 49,921 shares	470,035	424,827
	Spartan Internediate Treasury Bond Index	Investment Company - 88,451 shares	946,133	906,627
	Spartan Long Term Treasury Bond Index	Investment Company - 28,092 shares	304,561	282,328
*	Fidelity International Value	Investment Company - 15,235 shares	153,406	121,578
*	Fidelity Grade Strategies K	Investment Company - 68,823 shares	1,086,407	1,121,820

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Year Ended December 31, 2009

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
	Janus Worldwide Fund	Investment Company - 31,368 shares	$ 1,776,309	$ 1,269,151
	PIMCO Total Return Institutional	Investment Company - 2,986,255 shares	31,674,006	32,251,550
	Allianz CCM Capital	Investment Company - 13,810 shares	276,115	205,488
	Allianz CCM Mid Cap	Investment Company - 15,545 shares	397,950	308,722
	PIMCO Global Bond Unhedged	Investment Company - 80,561 shares	759,737	758,886
	DWS Global Opportunities - Class S	Investment Company - 11,391 shares	422,905	362,364
	PIMCO High Yield	Investment Company - 152,701 shares	1,328,324	1,343,771
	Neuberger Berman Partners Investors	Investment Company - 53,884 shares	1,435,952	1,288,357
	PIMCO Long-Term US Government Fund	Investment Company - 38,768 shares	427,032	413,649
	PIMCO Low Duration Fund	Investment Company - 48,784 shares	473,354	501,987
*	Fidelity Balanced K	Investment Company - 2,036,683 shares	33,170,964	33,320,136
*	Fidelity Blue Chip Growth K	Investment Company - 503,522 shares	18,246,716	19,108,665
*	Fidelity Capital Appreciation K	Investment Company - 126,465 shares	2,749,345	2,713,947
*	Fidelity Contrafund K	Investment Company - 1,491,827 shares	87,509,912	86,898,895
*	Fidelity Disciplined Equity K	Investment Company - 20,046 shares	458,726	420,967
*	Fidelity Diversified International K	Investment Company - 676,116 shares	20,250,990	18,917,735
*	Fidelity Dividend Grade K	Investment Company - 100,837 shares	2,263,960	2,385,814
*	Fidelity Emerging Markets K	Investment Company - 425,932 shares	8,617,745	9,621,807
*	Fidelity Equity Income K	Investment Company - 79,676 shares	3,389,917	3,117,722
*	Fidelity Equity Income II K	Investment Company - 849,284 shares	15,463,499	13,860,320
*	Fidelity Export and Multinational K	Investment Company - 143,768 shares	2,938,394	2,819,292
*	Fidelity Fund K	Investment Company - 49,438 shares	1,340,628	1,400,566
*	Fidelity Growth & Income K	Investment Company - 1,065,322 shares	21,491,914	17,098,426
*	Fidelity Growth Company K	Investment Company - 936,082 shares	63,295,287	64,533,486
*	Fidelity Growth Discovery K	Investment Company - 122,930 shares	1,498,688	1,363,289
*	Fidelity Independence K	Investment Company - 156,973 shares	3,374,682	3,125,334
*	Fidelity International Discovery K	Investment Company - 480,143 shares	14,440,954	14,538,719
*	Fidelity Leveraged Company Stock K	Investment Company - 519,859 shares	13,035,111	11,909,978
*	Fidelity Low Priced Stock K	Investment Company - 2,043,160 shares	62,724,501	65,278,976

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Year Ended December 31, 2009

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
*	Fidelity Magellan K	Investment Company - 580,739 shares	$ 39,681,871	$ 37,324,113
*	Fidelity Mid Cap Stock K	Investment Company - 247,574 shares	5,679,139	5,793,225
*	Fidelity OTC K	Investment Company - 18,339 shares	715,782	841,193
*	Fidelity Overseas K	Investment Company - 29,457 shares	996,838	910,507
*	Fidelity Puritan K	Investment Company - 95,888 shares	1,542,649	1,539,955
*	Fidelity Stock Selector K	Investment Company - 14,022 shares	315,615	304,428
*	Fidelity Value K	Investment Company - 202,679 shares	12,687,481	11,550,682
*	Fidelity Value Discovery K	Investment Company - 104,735 shares	1,486,431	1,346,889
*	Fidelity Value Strategies K	Investment Company - 7,568 shares	166,811	167,093
*	Pyramis Core Lifecycle 2000 Commingled	Investment Company - 127,997 shares	1,140,211	1,227,490
*	Pyramis Core Lifecycle 2005 Commingled	Investment Company - 94,476shares	784,404	881,466
*	Pyramis Core Lifecycle 2010 Commingled	Investment Company - 751,073 shares	6,289,100	7,000,003
*	Pyramis Core Lifecycle 2015 Commingled	Investment Company - 1,011,309 shares	8,352,478	9,223,143
*	Pyramis Core Lifecycle 2020 Commingled	Investment Company - 1,994,556 shares	15,235,678	17,213,021
*	Pyramis Core Lifecycle 2025 Commingled	Investment Company - 1,160,118 shares	8,859,605	9,895,803
*	Pyramis Core Lifecycle 2030 Commingled	Investment Company - 1,026,703 shares	7,320,833	8,306,027
*	Pyramis Core Lifecycle 2035 Commingled	Investment Company - 601,315 shares	4,323,737	4,834,576
*	Pyramis Core Lifecycle 2040 Commingled	Investment Company - 764,853 shares	5,289,545	6,042,341
*	Pyramis Core Lifecycle 2045 Commingled	Investment Company - 394,952 shares	2,769,834	3,116,169
*	Pyramis Core Lifecycle 2050 Commingled	Investment Company - 394,391shares	2,702,264	3,072,307
	Allianz NFJ Small-Cap Value	Investment Company - 76,222 shares	1,931,669	1,847,616
	Western Asset Core Bond	Investment Company - 8,716 shares	94,612	92,559
	American Adv Large Cap Value Fund	Investment Company - 128,185 shares	2,647,893	2,104,794
	Morgan Stanley International Equity	Investment Company - 14,730 shares	209,343	191,791
	Morgan Stanley Capital Growth Fund	Investment Company - 18,686 shares	377,568	367,930
	Morgan Stanley Emerging Markets	Investment Company - 75,338 shares	2,020,428	1,739,563

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Year Ended December 31, 2009

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
	Columbia Acorn International Z	Investment Company - 125,387 shares	$ 3,799,476	$ 4,295,772
	Baron Growth Fund	Investment Company - 262,042 shares	11,122,126	10,824,972
	Baron Asset Fund	Investment Company - 31,028 shares	1,606,080	1,433,806
	Calvert SIF Balanced A	Investment Company - 1,474 shares	41,380	36,613
	Calvert Capital Accumulation A	Investment Company - 904 shares	15,350	20,270
	FMA Small Company Portfolio	Investment Company - 17,820 shares	321,423	292,065
	FPA Crescent Portfolio	Investment Company - 485,803 shares	11,705,290	12,057,624
	Rice, Hall, James Micro Cap Portfolio	Investment Company - 57,244 shares	1,060,727	769,927
	Ariel Fund	Investment Company - 65,095 shares	2,780,590	2,510,053
	Ariel Appreciation Fund	Investment Company - 86,574 shares	3,358,976	3,069,053
	Neuberger Berman Core Bond Fund	Investment Company - 8,826 shares	87,547	89,140
	Alger MidCap Growth Institutional	Investment Company - 17,795 shares	266,301	212,296
	Janus Fund	Investment Company - 301,871 shares	9,871,130	7,927,139
	Janus Twenty Fund	Investment Company - 38,106 shares	2,202,492	2,346,978
	Morgan Stanley Core Plus Fixed Income	Investment Company - 17,522 shares	190,371	163,835
	Mutual Shares	Investment Company - 141,093 shares	3,472,955	2,707,582
	Morgan Stanley Value	Investment Company - 1,025 shares	14,125	13,810
	Morgan Stanley Mid Cap Growth	Investment Company - 157,328 shares	4,064,224	4,431,934
	Oakmark Select I	Investment Company - 11,110 shares	260,931	269,860
	Oakmark Fund I	Investment Company - 10,683 shares	338,481	395,689
	Legg Mason Value Trust	Investment Company - 4,669 shares	344,568	197,460
	Wells Fargo Advantage Opportunity Investor	Investment Company - 1,638 shares	58,387	52,421
	Templeton World Fund A	Investment Company - 119,998 shares	2,033,609	1,676,374
	USAA Cornerstone Strategy Fund	Investment Company - 15,802 shares	317,174	322,987
	USAA Income Fund	Investment Company - 79,880 shares	948,387	984,116
	Templeton Growth Advisor	Investment Company - 84,084 shares	1,992,681	1,412,617
	Credit Suisse Capital Appr. Fund Common	Investment Company - 5,235 shares	85,062	86,382

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Year Ended December 31, 2009

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
	Credit Suisse Mid Cap Growth Fund	Investment Company - 766 shares	$ 21,725	$ 23,806
	RS Small Cap Growth Fund	Investment Company - 5,194 shares	147,410	169,464
	Artisan International Fund	Investment Company - 85,852 shares	2,218,578	1,773,700
	Loomis Growth	Investment Company - 15,131 shares	98,102	78,074
	AllianceBernstein Small/Mid Cap Value	Investment Company - 7,689 shares	89,288	106,956
	DFA Emerging Markets Value	Investment Company - 636,851 shares	18,134,992	20,022,590
	DWS-Dreman High Return Equity	Investment Company - 1,781 shares	72,376	52,293
	Royce Value Plus	Investment Company - 164,267 shares	2,290,365	1,857,859
	Wells Fargo Advantage MidCap Disciplined	Investment Company - 5,082 shares	110,906	90,055
	Royce Opportunity	Investment Company - 20,216 shares	250,133	183,360
	AIM Diversified Dividend	Investment Company - 631,328 shares	8,674,474	6,856,221
	American Beacon Balanced	Investment Company - 53,267 shares	784,208	639,205
	Legg Mason Partners Large Cap Growth	Investment Company - 4,166 shares	81,600	97,119
	American Century Vista	Investment Company - 11,306 shares	209,830	156,594
	Van Kampen Equity Income	Investment Company - 69,468 shares	628,710	541,160
	Van Kampen Growth Income	Investment Company - 9,925 shares	164,586	171,609
	Eaton Vance Large Cap Value	Investment Company - 237,747 shares	3,431,770	3,989,393
	Neuberger Berman Guardian	Investment Company - 16,267 shares	194,167	202,523
	PIMCO Real Return	Investment Company - 228,348 shares	2,427,454	2,463,870
	AIM Global Aggressive Growth Fund A	Investment Company - 35,824 shares	709,856	573,184
	Managers Bond Fund	Investment Company - 122,039 shares	2,819,649	2,965,538
	Managers Capital Appreciation Fund	Investment Company - 378 shares	9,919	9,746
	Credit Suisse Large Cap Value A	Investment Company - 10,865 shares	179,439	129,403
	Morgan Stanley Large Cap Relative Value	Investment Company - 15,575 shares	182,029	149,518
	Artisan Mid Vap Investor	Investment Company - 19,393 shares	429,265	495,697
	The Oatmark Equity & Income Fund	Investment Company - 234,651 shares	5,877,769	5,992,974
	Franklin Small Mid Cap Growth	Investment Company - 14,459 shares	510,602	431,297

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Year Ended December 31, 2009

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
	Wells Fargo Advantage Small Cap Value	Investment Company - 260,968 shares	$ 6,633,465	$ 7,158,360
	American Beacon International Equity	Investment Company - 2,488 shares	35,950	39,363
	TCW Select Equities	Investment Company - 8,439 shares	119,013	124,905
	Templeton Global Bond	Investment Company - 621,828 shares	7,100,562	7,890,996
	American Century Ultra	Investment Company - 928 shares	16,303	18,457
	DWS International	Investment Company - 1,637 shares	94,226	73,786
	Vanguard Total Bond Market	Investment Company - 1,935,139 shares	20,073,718	20,028,690
	Vanguard Windsor Admiral	Investment Company - 845,457 shares	44,548,954	33,987,368
	Neuberger Berman Genesis	Investment Company - 232,637 shares	10,632,470	8,784,382
	AIM Constellation	Investment Company - 4,624 shares	119,055	103,341
	Baron Small Cap Fund	Investment Company - 20,767 shares	397,334	399,966
	Morgan Stanley Small Company Growth	Investment Company - 15,075 shares	173,020	167,941
	Artisan Mid Cap Value Fund	Investment Company - 49,952 shares	713,071	772,284
	Mutual Discovery	Investment Company - 158,379 shares	4,825,180	4,280,992
	Templeton Foreign Smaller Companies	Investment Company - 38,104 shares	664,003	502,979
	Neuberger Berman High Income Bond	Investment Company - 23,032 shares	156,488	204,983
	Wells Fargo Small Company Value Fund	Investment Company - 5,721 shares	73,969	60,068
	RS Partners Fund	Investment Company - 17,131 shares	472,709	443,003
	Columbia Acorn Select Fund	Investment Company - 61,259 shares	1,503,850	1,432,233
	Columbia Conservative High Yield Z	Investment Company - 5,954 shares	40,541	44,538
	Domini Social Equity	Investment Company - 5,972 shares	63,233	48,550
	AIM Basic Value	Investment Company - 980 shares	24,641	19,805
	Neuberger Berman International Fund -Trust Class	Investment Company - 7,876 shares	193,826	128,297
	Calvert Social Investment Bond	Investment Company - 42,709 shares	666,274	647,039
	Calvert Social Investment Fund Equity	Investment Company - 7 shares	168	225
	Managers Special Equity Institutional	Investment Company - 2,112 shares	143,813	84,599
	Templeton Foreign Advisor	Investment Company - 2,596,336 shares	26,630,434	16,824,256

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Year Ended December 31, 2009

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
	American Century Small Company Institutional	Investment Company - 16,405 shares	$ 153,249	$ 101,549
	Rainier Small Mid Cap Equity	Investment Company - 46,363 shares	1,788,699	1,239,744
	Neuberger Berman Focus Fund Investor	Investment Company - 4,368 shares	113,081	76,871
	Artisan Small Cap Fund	Investment Company - 5,532 shares	69,787	75,509
	Legg Mason Partners Aggressive Growth	Investment Company - 1,306 shares	115,334	123,700
	Lord Abbett Affiliated	Investment Company - 21,801 shares	285,631	223,457
	Neuberger Berman Socially Responsive	Investment Company - 6,422 shares	147,439	133,380
	Loomis Sayles Small Cap Value	Investment Company - 10,821 shares	244,542	231,569
	Wells Fargo Advantage C&B Mid Cap Value	Investment Company - 9,112 shares	162,339	123,012
	CRM Mid Cap Value Institutional	Investment Company - 41,773 shares	1,012,652	1,013,416
	Western Asset Core Plus Institutional	Investment Company - 748 shares	7,340	7,581
	Kalmar Growth with Value Small Cap	Investment Company - 91,917 shares	1,000,814	1,120,463
	AIM Mid Cap Core Equity	Investment Company - 14,059 shares	275,940	305,640
	Lord Abbett Small Cap Blend	Investment Company - 12,636 shares	198,149	174,379
	Touchstone Sands Capital Select Growth	Investment Company - 5,532 shares	41,252	44,868
	RS Value Fund	Investment Company - 16,425 shares	394,239	339,185
	Virtus Mid Cap Value Fund-Class A	Investment Company - 5,903 shares	136,521	111,738
	Neuberger Berman Regency Trust	Investment Company - 5,864 shares	66,705	62,979
	Hartford Growth Y	Investment Company - 4,574 shares	73,114	69,986
	Hartford International Capital Appreciation Fund	Investment Company - 10,248 shares	130,227	89,055
	Hartford Small Cap Growth Y	Investment Company - 1,376 shares	32,960	32,412
	American Century Large Company Value	Investment Company - 48,195 shares	261,092	243,867
	Calvert New Vision Small Cap	Investment Company - 4,961 shares	77,671	68,161
	Templeton Developing Markets Trust	Investment Company - 78,957 shares	2,066,886	1,736,272
	Royce Total Return	Investment Company - 17,376 shares	228,625	187,662

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Year Ended December 31, 2009

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value	
	Cash with Interest Contract Carriers				
	Natixis Financial Products Wrapper Contract 1203-03; 2.77%	Actively Managed Global Wrap**			
	Total Contract Value/Fair Market Value		$ 187,389,410	$ 190,743,516	***
	Chase Manhattan Bank Wrapper Contract AMarathon-02-07; 2.81%	Actively Managed Global Wrap**			
	Total Contract Value/Fair Market Value		253,709,382	258,250,557	***
	State Street Bank & Trust Company Boston Wrapper Contract 107029; 2.88%	Actively Managed Global Wrap**			
	Total Contract Value/Fair Market Value		187,406,306	190,760,714	***
	Rabobank Nederland Wrapper Contract MTH040701; 2.88%	Actively Managed Global Wrap**			
	Total Contract Value/Fair Market Value		121,069,819	123,236,863	***
*	Fidelity Management Trust Company Variable interest rate - 2.89% as of 12/31/09	Interest-Bearing Cash-Fidelity Institutional Cash Portfolios; Money Market Portfolio; Class A Money Market Pool	145,924,228	145,924,228	
	Brokerage Link	Self-Directed Brokerage Accounts	-	34,058,517	
*	Fidelity Management Trust Company Interest rates range from 3.25%-9.50% due 1/1/10 - 12/31/2014	Loans to Plan Participants	-	39,105,754	
	Totals		$ 2,297,740,040	$ 2,360,246,590	

* Indicates party-in-interest.

** A SIC is comprised of two components, an underlying asset and a wrapper contract. The underlying assets are valued at representative quoted market prices. The wrapper contracts are valued by using replacement cost methodology. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses. The wrapper contract guarantees the SIC contract value.

*** Pages 28 thru 40 list the fair value of each underlying investment of the SICs'. Each SIC owns approximately a 25 percent interest in the total fair value of the Fund.

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Year Ended December 31, 2009

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
	(CASH)	Actively Managed Global Wrap Underlying Investments	$ -	$ 10,591,684
	ANZ NATL INTL 6.2 7/19/13 144A			1,198,312
	ABBEY NATL 3.875 11/10/14 144A			1,816,287
	AMERICN EX FDIC 3.15% 12/09/11			931,854
	AMCAR 04-DF A4 3.43 7/11			212,745
	APART 07-1 B 5.35% 3/11			426,985
	APART 07-2M A3A 5.22% 4/10			371,668
	AMCAR 06-BG A4 5.21% 9/13			1,088,545
	BACCT 2006-A16 A16 4.72 5/13			722,985
	BP CAP MARKETS 5.25% 11/07/13			929,247
	BP CAPITAL MARKETS 3.125% 3/12			1,351,588
	BP CAP MARKETS 1.55% 8/11/11			528,926
	BNP PARIBAS 2.125% 12/21/12			1,453,325
	BACM 04-6 XP CSTR 12/42			65,491
	BACM 2003-2 A2 4.342 3/41			877,692
	BACM 04-4 A3 4.128% 7/42			294,837
	BACM 05-4 A1 4.432 7/45			168,425
	BACM 05-6 A1 5.001 9/47			401,905
	BACM 2006-4 A1 CSTR 5/11			149,260
	BOA FDIC GTD MTN 2.1% 4/30/12			1,606,284
	BANK OF NEW YORK 4.95 1/14/11			1,186,053
	BANK NY MELLO GLB 4.95 11/12			602,302
	BARCLAYS MTN 2.5% 1/23/13			2,203,273
	BAYC 04-1 A 1ML+36 4/34			257,370
	BAYC 04-1 M1 1ML+56 4/34			15,404
	BAYC 04-2 A 1ML+43 8/34			205,423
	BAYC 04-2 M1 1ML+58 8/34			64,839

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Year Ended December 31, 2009

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
	BAYC 04-3 M1 1ML+50 1/35	Actively Managed Global Wrap Underlying Investments	$ -	$ 45,399
	BSCMS 04-PWR5 A2 4.254 7/42			589,682
	BSCMS 04-PWR5 X2 CSTR 7/42			116,115
	BSCMS 04-T16 A3 4.03 2/46			313,698
	BSCMS 03-T12 X2 CSTR 8/39			26,436
	BSCMS 04-PWR6 X2 CSTR 11/41			77,108
	BSCMS 05-PWR9 A1 4.498 9/42			411,630
	BSCMS 05-T20 A1 4.94% 10/42			269,294
	BSCMS 07-PW15 A1 5.016% 2/44			73,721
	BRHEA 05-4 A5 4.91 12/40			321,071
	BRHEA 06-A A2R 3ML+75 12/41			2,486,971
	CITEC 06-VT2 A4 5.05% 4/20/14			1,086,319
	COMM 05-C6 XP CSTR 6/44			91,406
	CPS 07-B A3 5.47% 11/11			382,993
	CANADA GOVT 2.375% 9/10/14			1,267,144
	CARAT 07-SN1 B 5.52% 3/15/11			372,516
	COAFT 05-C A4A 4.71 6/12			1,183,571
	COMET 07-B3 B3 5.05% 3/13			5,091,764
	COMET 07-B5 B5 5.4% 5/13			2,349,104
	COMET 09-A2 A2 3.2% 4/14			2,867,802
	COPAR 06-2 A4 4.94% 7/12			519,736
	CARMX 2009-2 A3 1.74% 4/14			528,205
	CHAIT 2008-A9 A9 4.3% 5/13			614,501
	CHAIT 2009-A3 A3 2.4% 6/13			3,261,813
	CITIGROUP INC 5.3% 10/17/12			2,178,960
	CCCIT 07-B2 B2 5% 4/12			5,231,570
	CCCIT 07-B6 B6 5% 11/12			2,299,096

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
	CCCIT 2009-A3 A3 2.7 6/13	Actively Managed Global Wrap Underlying Investments	$ -	$ 2,343,906
	CCCIT 2009-A5 A5 2.25% 12/14			890,227
	CGCMT 04-C2 XP CSTR 10/41			92,061
	CGCMT 05-EMG A2 4.2211 9/51			900
	CITI FDG FDIC 1.875% 10/22/12			3,855,306
	CITIGR FDG FDIC 1.875 11/15/12			2,304,253
	CITIGRP FDIC 2% 3/30/12			2,330,324
	CITIBANK FDIC MTN 1.875 6/4/12			1,943,775
	CITIBANK NA FDIC 1.5% 7/12/11			2,829,578
	CWCI 07-C2 A1 CSTR 4/15/47			410,174
	COMM 06-C8 XP CSTR 12/46			840,393
	COMM 04-LB4A XP CSTR 10/37			168,081
	COMM 05-LP5 XP CSTR 5/43			54,574
	COMWLTH BK AUS 3.75 10/14 144A			2,323,802
	COMMONWETH MTN2.9 9/17/14 144A			4,314,342
	CORNELL UNIV 4.35% 2/1/14			976,048
	CPS 06-D A4 5.115% 08/13			1,904,392
	CREDIT SUISSE NY 5% 5/15/13			3,429,818
	CSFB 00-C1 A2 7.545 4/62			984,989
	CSFB 2002-CP5 A1 4.106 12/35			529,744
	CSFB 03-C4 A3 CSTR 8/36			792,134
	CSFB 04-C1 A3 4.321 1/37			595,156
	CSMC 07-C3 A1 CSTR 6/39			241,643
	CSMC 06-C5 ASP CSTR 12/39			743,143
	CSMC 07-C1 A1 5.227 2/40			289,793
	CSMC 07-C2 A1 5.237 1/49			234,765
	CSFB 05-C1 ASP CSTR 2/38			80,465

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Year Ended December 31, 2009

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
	CSFB 05-C2 ASP CSTR 4/37	Actively Managed Global Wrap Underlying Investments	$ -	$ 115,834
	CREDIT SUISSE MTN 3.45% 7/2/12			2,876,096
	DBS BK LTD 5.125/VAR 5/17 144A			4,133,069
	DLJCM 00-CF1 A1B 7.62 6/33			305,895
	FHLG 15YR 5.00% 5/14 #E77225			10,434
	FHLG 15YR 5.00% 6/14 #E77373			55,085
	FHLM ARM 4.889% 3/33 #847126			13,537
	FHLM ARM 4.68% 1/36 #847584			148,106
	FHLM ARM 4.305 6/35 #848083			126,950
	FHLM ARM 3.88% 1/35 #848084			151,990
	FHLM ARM 3.479% 3/35 #848086			221,914
	FHLM ARM 4.482% 4/35 #848088			1,762,631
	FHLM ARM 4.485% 1/35 #848089			93,171
	FHLM ARM 4.277% 2/35 #848090			551,012
	FHLM ARM 5.084% 8/35 #1J0005			153,617
	FHLG 7.50% 7/34 #G02115			1,778,545
	FHLG 15YR 5.00% 3/19 #G13052			2,750,610
	FHLM ARM 4.941% 11/35 #1J1228			444,973
	FHLM ARM 5.26% 1/36 #1J1274			343,962
	FHLM ARM 4.93% 9/35 #1K1215			521,743
	FHLM ARM 5.78% 10/35 #1N0063			115,485
	FHLM ARM 5.37% 12/35 #1N0106			534,031
	FHLM ARM 5.62% 12/35 #1N0117			573,659
	FHLM ARM 5.34% 6/35 #1L0097			253,225
	FHLM ARM 4.83% 11/35 #1Q0166			598,439
	FHLM ARM 4.486% 5/35 #1Q0758			947,633
	FHLG 15YR 5.50% 4/18 #G11389			1,089,647

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Year Ended December 31, 2009

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
	FHLM ARM 4.199% 8/36 #848185	Actively Managed Global Wrap Underlying Investments	$ -	$ 265,879
	FHLM ARM 4.571% 3/35 #848186			364,486
	FHLB 1.75% 8/22/12			1,845,940
	FHLB 1.625% 11/21/12			13,655,509
	FHLB 1% 12/28/11			5,168,645
	FHR 2417 EH 6% 2/17			222,740
	FHR 2394 KD 6% 12/16			389,789
	FNMA 5% 2/16/12			4,216,147
	FHLMC 2.125% 3/23/12			7,406,109
	FHLMC 1.125% 12/15/11			8,652,037
	FNMA 15YR 7.00% 11/14 #252920			4,390
	FNMA 15YR 7.00% 2/15 #253033			609,573
	FNMA 15YR 7.00% 9/15 #253430			3,760
	FNMA 15YR 6.50% 11/11 #323141			47,387
	FNMA 15YR 6.50% 10/13 #323321			634,376
	FNMA 15YR 6.50% 6/14 #323794			280,885
	FNMA 15YR 7.00% 5/13 #429018			3,782
	FNMA 15YR 6.50% 5/14 #492067			11,145
	FNMA 15YR 7.00% 4/15 #532552			2,817
	FNMA 15YR 7.00% 1/16 #535675			34,359
	FNMA 15YR 7.00% 6/17 #545928			40,790
	FNMA 15YR 6.50% 12/13 #545950			43,134
	FNMA 15YR 7.00% 8/15 #549589			1,730
	FNMA 15YR 6.50% 6/15 #555720			126,740
	FNMA 15YR 7.00% 10/15 #556250			1,437
	FNMA 15YR 7.00% 8/16 #599824			25,219
	FNMA 15YR 6.50% 7/16 #613007			13,402

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Year Ended December 31, 2009

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
	FNMA 15YR 7.00% 1/17 #626726	Actively Managed Global Wrap Underlying Investments	$ -	$ 66,170
	FNMA 15YR 7.00% 3/17 #635939			42,308
	FNMA 15YR 7.00% 3/17 #638317			64,367
	FNMA 15YR 7.00% 10/17 #665372			24,296
	FNR 2002-56 MC 5.5% 9/17			329,005
	FHR 2508 UL 5 12/16			232,669
	FNR 2004-7 J 4% 7/17			1,513,559
	FNR 04-3 HA 4 7/17			497,233
	FNR 2004-15 AB 4% 9/17			324,181
	FHR 2867 EA 4.5% 11/18			521,539
	FNR 2008-29 CA 4.5% 9/35			3,517,251
	FNR 2008-95 AD 4.5% 12/23			3,465,283
	FNMA 2% 1/9/12			7,578,329
	FNMA 1.75% 3/23/11			670,192
	FHR 3555 CM 4% 12/14			7,316,090
	FHR 3555 KH 4% 12/14			7,420,916
	FNMA ARM 4.318% 3/33 #694530			31,001
	FNMA ARM 4.801% 2/33 #695019			58,398
	FNMA ARM 3.984% 5/33 #703915			16,515
	FNMA 15YR 6.50% 3/18 #705791			86,487
	FNMA ARM 4.57% 6/33 #712321			106,136
	FNMA 15YR 4.00% 8/18 #728852			1,326,402
	FNMA ARM 4.68% 11/34 #735011			410,506
	FNMA 15YR 4.50% 7/20 #745874			518,059
	FNMA ARM 5.541% 11/36 #745972			451,049
	FNMA ARM 3.753% 10/33 #746320			85,500
	FNMA ARM 4.358% 10/33 #754672			25,268

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Year Ended December 31, 2009

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
	FNMA ARM 3.752% 10/33 #755148	Actively Managed Global Wrap Underlying Investments	$ -	$ 69,695
	FNMA ARM 4.455% 3/35 #773281			114,154
	FNMA ARM 4.499% 3/35 #783587			252,515
	FNMA ARM 5.05% 7/34 #801635			34,634
	FNMA ARM 4.53% 12/34 #802852			425,280
	FNMA ARM 4.293% 3/35 #815586			38,610
	FNMA ARM 4.75% 5/35 #815626			124,984
	FNMA ARM 4.653% 3/35 #816322			12,621
	FNMA ARM 5.12% 6/35 #823810			145,099
	FNMA ARM 4.96% 6/35 #825388			354,939
	FNMA ARM 4.520% 8/35 #829603			141,609
	FNMA ARM 4.555% 7/35 #832099			259,892
	FNMA ARM 5.344% 7/35 #834917			27,877
	FNMA ARM 5.349% 12/34 #843013			96,387
	FNMA ARM 5.280% 3/35 #843014			37,862
	FNMA ARM 4.893% 10/35 #847787			143,664
	FNMA ARM 6.25% 6/36 #886983			68,853
	FNMA ARM 4.86% 7/35 #888382			766,574
	FNMA ARM 5.07% 9/36 #888398			1,678,885
	FNMA 15YR 4.50% 12/18 #888889			2,534,697
	FNMA 15YR 4.50% 6/18 #889335			1,918,778
	FNMA 15YR 4.50% 12/18 #889336			2,251,485
	FNMA ARM 4.21% 5/35 #889946			705,960
	FNMA ARM 4.90% 2/36 #995015			7,399,605
	FNMA ARM 4.59% 7/35 #995016			1,695,489
	FNMA ARM 4.30% 2/35 #995017			821,555
	FNMA ARM 4.987% #995269			5,102,368

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Year Ended December 31, 2009

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
	FNMA ARM 4.785% 2/36 #995271	Actively Managed Global Wrap Underlying Investments	$ -	$ 1,169,584
	FNMA ARM 4.898% 5/35 #995272			78,235
	FNMA ARM 4.58% 7/35 #995273			277,658
	FNMA ARM 4.765% 1/34 #995274			18,077
	FNMA ARM 4.53% 10/35 #995414			606,405
	FNMA ARM 4.55% 10/35 #995415			2,915,181
	FNMA ARM 4.715% 11/35 #995604			3,404,210
	FNMA ARM 4.647% 4/35 #995605			1,142,492
	FNMA ARM 4.512% 12/36 #995606			758,343
	FNMA ARM 4.545% 12/36 #995607			530,711
	FNMA ARM 5.075% 7/34 #995609			293,808
	FNMA 15YR 5.00% 12/18 #995756			1,022,879
	FNMA 15YR 5.00% #995836			3,623,875
	FNMA 15YR 5.00% 1/21 #995861			1,585,818
	FNMA ARM 4.344% 10/33 #AD0011			65,187
	FNMA ARM 4.807% 1/35#AD0064			1,221,791
	FNMA ARM 5.129% 9/35#AD0065			2,285,751
	FNMA ARM 4.285% 7/33#AD0066			302,506
	FNMA ARM 3.206% 4/36#AD0068			284,815
	FNMA 15YR 4.50% 8/24 #AD0116			5,034,394
	FNMA 15YR 4.50% 8/24 #AD0117			8,483,633
	FNMA 15YR 4.50% 7/18 #AD0118			4,427,247
	FNMA ARM 4.82% 2/36 #AD0175			191,693
	FNMA ARM 4.49% 4/35 #AD0176			1,674,666
	FNMA ARM 3.32% 9/34 #AD0177			169,834
	FNMA ARM 3.334% 4/36 #AD0178			186,366
	FORDO 07-A B 5.6% 10/12			360,654

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Year Ended December 31, 2009

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
	FORDO 2009-B A2 2.46 11/11TALF	Actively Managed Global Wrap Underlying Investments	$ -	$ 402,944
	FORDO 2009-B A3 2.79 8/13TALF			816,250
	FORDO 09-D A3 2.17% 10/15/13			505,429
	FORDO 2009-E A3 1.51% 1/14			995,061
	GEMNT 07-1 B 4.95% 3/13			2,226,665
	GEMNT 2007-3 A2 5.4% 6/13			8,279,911
	GEMNT 2007-3 B 5.49% 6/13			2,368,614
	GECMC 07-C1 XP CSTR 12/49			259,673
	GMACC 04-C2 A2 CSTR 8/38			1,890,757
	GMACC 05-C1 X2 CSTR 5/43			90,085
	GMAC INC FDIC 1.75% 10/30/12			2,291,847
	GECMC 04-C2 A2 4.119% 3/40			428,028
	GE CAP 5.2% 2/01/11			4,935,662
	GECAP MTN 5.9% 5/13/14			1,448,288
	GE CAP CORP 3.5% 8/12			5,485,639
	GE CAP FDIC 3% 12/09/11			2,282,168
	GE CAP FDIC 1.8% 3/11/11			3,507,719
	GE CAP FDIC MTN 2.625 12/28/12			2,676,964
	GE CAP FDIC GMTN 2% 9/28/12			3,130,093
	GOLDMAN SA FDIC 2.15% 3/12			818,032
	GCCFC 05-GG3 XP CSTR 8/42			381,431
	HSBC USA FDIC 3.125% 12/16/11			911,816
	HAT 2006-2 A4 5.67% 6/13			1,416,832
	HAT 2006-3 A4 5.34% 9/13			2,074,912
	HAT 07-1 A3 5.3% 11/11/11			306,447
	HAT 07-1 A4 5.33% 11/18/13			1,496,373
	HART 06-1 B 5.29 11/12			33,468

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Year Ended December 31, 2009

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
	HART 2009-A A3 2.03% 8/13	Actively Managed Global Wrap Underlying Investments	$ -	$ 523,880
	JPMC CO MTN 4.65% 6/14			4,969,376
	JPMCC 04-C3 A2 4.223% 1/42			1,112,113
	JPMCC 2006-LDP9 A1 CSTR 5/47			607,818
	JPMCC 07-LDP10 A-1 5.122% 1/49			275,569
	JACKSON NATL 5.375% 5/8/13 144			742,729
	JPMRT 2006-A A4 5.14% 12/14			1,085,650
	JPMORGAN FDIC 3.125 12/1/11 DT			1,394,516
	KFW GLB 4.75 5/15/12			2,165,850
	KFW GLB 3.5 5/16/13			2,407,520
	LBUBS 07-C1 A1 CSTR 2/15/40			248,640
	LBUBS 07-C2 A1 5.226 2/40			194,733
	LBUBS 00-C3 A2 7.95 5/25			220,976
	LBUBS 00-C5 A2 6.51 12/26			3,497,519
	LBUBS 01-C2 A2 6.653 11/27			584,699
	LBUBS 04-C6 A2 4.187% 8/29			230,041
	LBUBS 04-C2 A3 3.973% 3/29			1,253,391
	LBUBS 05-C1 AAB CSTR 2/30			985,580
	LBUBS 2006-C3 A1 5.478 3/39			205,016
	MLCFC 07-6 A1 5.175% 3/12/51			239,160
	MVCOT 06-2A A 5.417% 10/28			245,072
	MVCOT 06-2A B 5.467% 10/28			52,483
	MASSMUTUAL GL 3.625% 7/12 144A			626,538
	MARM 04-11 1A4 1ML+49 11/34			1,994
	MBART 2009-1 A3 1% 1/15/14			710,463
	MLMT 04-MKB1 A2 4.353% 2/42			444,175
	MLMT 04-KEY2 A2 4.166% 8/39			1,395,809

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Year Ended December 31, 2009

(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
MLMT 04-BPC1 XP CSTR 9/41	Actively Managed Global Wrap Underlying Investments	$ -	$ 270,235
MLMT 05-MKB2 XP CSTR 9/42			28,267
MET LIFE GLBL 5.75 7/25/11 144			4,717,965
MET LIFE MTN 5.125 6/14 144A			870,255
MONUMENTAL GLBL 5.5% 4/13 144A			347,175
MSC 04-HQ3 A2 4.05 1/41			531,983
MSC 06-T21 A1 4.925 10/52			779,789
MSC 2007-HQ11 A1 5.246% 2/44			448,723
MORGAN STAN FDIC 3.25% 12/1/11			2,100,867
NATL AUST BK 5.35% 6/12/13 144			539,582
NATLAUST BK 2.35 11/16/12 144A			2,192,259
NATL AUSTL BK A 8.6% 5/19/10			1,022,010
NCSLT 2007-2 AIO 6.7% 7/12			379,360
NCSLT 2006-2 AIO 6% 8/11			37,853
NCSLT 05-2 AIO 7.73 3/12			18,652
NCSLT 06-1 A-IO 5.5 4/11			118,318
NCSLT 2006-3 AIO 7.1% 1/12			497,076
NCSLT 06-4 AIO 6.35% 02/12			358,645
NY LIFE 2.25% 12/14/12 144A			1,475,463
NYLIFE GLB4.65% 5/9/13 144A			1,643,768
NALT 2009-B A3 1 1/15			815,527
NORD 07-1A A 4.92 5/13 144A			3,704,399
NEF 05-1 A5 4.74 10/45			1,048,771
PRES & FELLOWS 3.7% 4/1/13			3,828,375
PRICOA GLB FDG 5.4% 10/12 144A			405,994
PROCTOR&GAMBLE INTL 1.35% 8/11			1,678,210
RABOBANK NEDER 2.65% 8/12 144A			6,128,093

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Year Ended December 31, 2009

(a)	(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
		ROYALBK Y$CD 2.25% 3/15/13	Actively Managed Global Wrap Underlying Investments	$ -	$ 2,236,046
		ROYAL BK SCT 1.5% 3/30/12 144A			2,677,327
		SBC COMM GLBL 6.25 3/15/11			1,012,733
		SVOVM 05-A A 5.25 2/21			344,861
		SBM7 00-C3 A2 6.592 12/33			1,328,854
		SCOTLAND INTL 7.7% 8/15/10144A			1,827,047
		SHELL INTL FIN 1.3% 9/22/11			1,811,081
		SASC 04-NP1 A 1ML+40 9/33			77,992
		SVENSKA MTN 2.875 9/14/12 144A			3,325,218
		TIAA GLOB MKTS 4.95% 7/13 144			1,939,028
		TAROT 2006-C A4 5.31% 5/13			2,042,254
		TAROT 2006-B A3 5.41% 8/11			73,177
		TAROT 2006-B A4 5.52% 11/12			1,235,672
		USAOT 2009-2 A3 1.54% 10/12			1,264,851
		US CNTRL FED CU 1.9% 10/19/12			1,384,165
		USTN 4.625% 7/31/12			25,877,708
		USTN 2.75% 2/28/13			62,261,874
		USTN 2.5% 3/31/13			6,806,842
		USTN 3.125% 9/30/13			12,153,698
		USTN 2.75% 10/31/13			7,045,911
		USTN 2% 11/30/13			13,882,489
		USTN 1.75% 11/15/11			11,818,384
		USTN 1.125% 12/15/11			4,380,840
		USTN 1.125% 1/15/12			1,408,975
		USTN 1.875% 2/28/14			6,830,219
		USTN 1.75% 3/31/14			5,773,651
		USTN 1.875% 4/30/14			12,514,230

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Year Ended December 31, 2009

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
	USTN 1.875% 6/15/12	Actively Managed Global Wrap Underlying Investments	$ -	$ 57,826,164
	USTN 1.125% 12/15/12			45,622,965
	USTN 1% 12/31/11			32,914,723
	USTN .75% 11/30/11			26,949,048
	VWALT 2009-A A3 3.41% 4/12			2,361,005
	WBCMT 05-C16 APB 4.692% 10/41			864,132
	WBCMT 03-C6 A2 4.498 8/35			608,859
	WBCMT 05-C18 XP CSTR 4/42			107,462
	WBCMT 04-C15 XP CSTR 10/41			354,188
	WALOT 06-1 A-4 5.08% 4/12			515,138
	WALOT 06-2 B 5.29% 6/12			556,333
	WALOT 07-1 B 5.38% 7/20/12			1,770,513
	WBCMT 07-C30 A1 5.031% 12/43			391,230
	WALMART STORES MTN 3.2% 5/14			1,222,838
	WMMNT 2007-A4A A4 5.2% 10/14			1,964,525
	WELLS FARGO 3.98 10/29/10			3,638,717
	WELLS FARGO 3.75% 10/1/14			2,314,787
	WELLS FARGO 4.2% 1/15/10			1,994,565
	WELLS GLBL 6.45% 2/01/11			812,192
	WESTPAC BKG 2.25% 11/19/12			2,200,587
	YALE UNIV MTN 2.9% 10/15/14			730,302
	EXTENDED SETTLEMENT CUSIP			1
	Total Fair Value of Underlying Investments			$ 762,991,650


MJ

McCONNELL & JONES LLP
CERTIFIED PUBLIC ACCOUNTANTS

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated June 21, 2010, with respect to the financial statements and supplemental schedule of the Marathon Oil Company Thrift Plan on Form 11-K for the year ended December 31, 2009. We hereby consent to the incorporation by reference of said report in the Registration Statement of Marathon Oil Company on Form S-8 (File No. 033-56828 and 333-29709).

McConnell & Jones LLP

Houston, Texas
June 21, 2010

3040 Post Oak Blvd., Suite 1600
Houston, TX 77056
Ph: 713.968.1600
Fax: 713.968.1601

WWW.MCCONNELLJONES.COM

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-29709 and No. 33-56828) of Marathon Oil Corporation of our report dated June 26, 2009 relating to the financial statements of the Marathon Oil Company Thrift Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

Houston, Texas
June 21, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Marathon Oil Company Thrift Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

MARATHON OIL COMPANY THRIFT PLAN



By ______________________________
Robert L. Sovine, Plan Administrator

Dated: June 22, 2010